Exhibit 99.2

2017 Second Quarter Report

Management's Discussion and Analysis

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR

Franco Nevada

The GOLD Investment that WORKS

UNITED STATES OF AMERICA
E PLURIBUS
UNUM
1 OZ. FINE SILVER~ONE DOLLAR

UNITED STATES OF AMERICA
.9995 PLATINUM 1 oz.
$100

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at August 8, 2017 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three and six months ended June 30, 2017 and 2016.  The unaudited condensed consolidated interim financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34 Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

2	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

TABLE OF CONTENTS

4	BUSINESS OVERVIEW AND STRATEGY
5	HIGHLIGHTS
7	GUIDANCE
8	MARKET OVERVIEW
9	SELECTED FINANCIAL INFORMATION
10	REVENUE BY ASSET
11	OVERVIEW OF FINANCIAL PERFORMANCE – Q2/2017 TO Q2/2016
18	OVERVIEW OF FINANCIAL PERFORMANCE – H1/2017 TO H1/2016
24	SUMMARY OF QUARTERLY INFORMATION
25	BALANCE SHEET REVIEW
26	LIQUIDITY AND CAPITAL RESOURCES
29	CRITICAL ACCOUNTING ESTIMATES
30	OUTSTANDING SHARE DATA
30	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
31	NON-IFRS FINANCIAL MEASURES
34	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review
"H1/2017"	The six-month period ended June 30, 2017
"H1/2016"	The six-month period ended June 30, 2016
"Q2/2017"	The three-month period ended June 30, 2017
"Q1/2017"	The three-month period ended March 31, 2017
"Q4/2016"	The three-month period ended December 31, 2016
"Q3/2016"	The three-month period ended September 30, 2016
"Q2/2016"	The three-month period ended June 30, 2016
"Q1/2016"	The three-month period ended March 31, 2016

Places and currencies		Measurement
"U.S."	United States	"GEO"	Gold equivalent ounces
"$" or "USD"	United States dollars	"PGM"	Platinum group metals
"C$" or "CAD"	Canadian dollars	"oz"	Ounce
		"oz Au"	Ounce of gold
Interest types		"oz Ag"	Ounce of silver
"NSR"	Net smelter return royalty	"oz Pt"	Ounce of platinum
"GR"	Gross royalty	"oz Pd"	Ounce of palladium
"ORR"	Overriding royalty	"LBMA"	London Bullion Market Association
"GORR"	Gross overriding royalty	"bbl"	Barrel
"FH"	Freehold or lessor royalty	"boe"	Barrels of oil equivalent
"NPI"	Net profits interest	"WTI"	West Texas Intermediate
"NRI"	Net royalty interest
"WI"	Working interest

The Gold Investment that WORKS	Franco-Nevada Corporation	3

BUSINESS OVERVIEW AND STRATEGY

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Count at August 8, 2017
	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	42	5	61	108
Advanced	33	7	—	40
Exploration	136	37	19	192
TOTAL	211	49	80	340

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering (“IPO”) almost ten years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

4	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Highlights

Financial Update – Q2/2017

•	GEOs(1): 122,541 GEOs recognized in revenue in Q2/2017, an increase of 8.6% from 112,787 GEOs in Q2/2016;
•	Revenue: $163.6 million in Q2/2017, an increase of 8.4% from revenue of $150.9 million in Q2/2016;
•	Adjusted EBITDA(2), (3): $125.5 million, or $0.69 per share in Q2/2017, an increase of 4.1% from $120.5 million or $0.68 per share, in Q2/2016;
•	Margin(2), (3): 76.7% in Q2/2017, compared to 79.9% in Q2/2016;
•	Net income: $45.6 million, or $0.25 per share, for Q2/2017, an increase of 7.8% compared to $42.3 million, or $0.24 per share, in Q2/2016;
•	Adjusted Net Income(2), (3): $46.1 million, or $0.25 per share in Q2/2017, an increase of 15.3% compared to $40.0 million, or $0.22 per share, in Q2/2016;
•	Net cash provided by operating activities(3): $126.5 million in Q2/2017, an increase of 22.2% compared to $103.5 million in Q2/2016;
•	Share purchase warrant exercises: C$479.0 million, or approximately $356.3 million, in proceeds were added to Franco‑Nevada’s treasury in Q2/2017;
•

Available capital: Approximately $1.9 billion available as at June 30, 2017, comprising $680.8 million of working capital, $106.7 million in marketable equity securities, and $1.1 billion available under the Company’s credit facilities.

(1)GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 11 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2017, respectively.

(2)Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

(3)In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income. For further information, refer to Note 16 of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017. The Company’s non-IFRS measures, as defined in the “Non-IFRS Financial Measures” section of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying operating business. Comparative information has been adjusted to conform to current presentation.

The Gold Investment that WORKS	Franco-Nevada Corporation	5

Financial Update – H1/2017

•	GEOs: 254,119 GEOs recognized in revenue in H1/2017, an increase of 15.8% from 219,408 GEOs in H1/2016;
•	Revenue: $336.3 million in H1/2017, an increase of 18.9% from revenue of $282.9 million in H1/2016;
•	Adjusted EBITDA: $254.0 million, or $1.41 per share, in H1/2017, an increase of 13.0% from $224.7 million or $1.28 per share, in H1/2016;
•	Margin: 75.5% in H1/2017, compared to 79.4% in H1/2016;
•	Net income: $91.2 million, or $0.51 per share, in H1/2017, an increase of 26.1% compared to $72.3 million, or $0.41 per share, in H1/2016;
•	Adjusted Net Income: $90.9 million, or $0.50 per share, in H1/2017, an increase of 33.7% compared to $68.0 million, or $0.39 per share, in H1/2016;
•	Net cash provided by operating activities: $246.3 million in H1/2017, an increase of 8.3% compared to $227.5 million in H1/2016.

Corporate Development

Additional acquisition of U.S. Oil & Gas Royalties – STACK, Oklahoma

On June 30, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase for $27.8 million, a second package of mineral titles in the core of the STACK shale play in Oklahoma from a private company. This transaction will complement our existing position acquired in late 2016 in one of the leading shale plays in the U.S. The transaction will have an effective date of June 1, 2017 and is expected to close in November 2017. Revenue from the royalties attributable to the mineral title is expected to grow with further development of the play.

Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

As previously announced, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement on March 13, 2017 to purchase a package of royalty rights in the Midland Basin of West Texas for $110.0 million. Following completion of title due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017. The second part of the portfolio is expected to close in Q3/2017, bringing the adjusted total purchase price to approximately $107.0 million.

Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for cash consideration of $0.9 million.

Funding of Cobre Panama

During the quarter, the Company funded an additional $52.4 million of its share of construction capital for the Cobre Panama project, for a total of $102.6 million in H1/2017. As at June 30, 2017, the Company has funded a cumulative total of $564.8 million of its $1 billion maximum commitment.  First Quantum Minerals Ltd. reported that as of the end of Q2/2017, the project is over 58% complete and remains scheduled for phased commissioning during 2018, with continued ramp-up over 2019. Estimated total capital expenditures for 2017 remain at $1.06 billion in 2017, of which Franco-Nevada expects to contribute $200‑$220 million.

Financing

Share purchase warrant exercises

During the first half of 2017, the Company received proceeds of C$479.1 million, or approximately $356.4 million, from the exercise of share purchase warrants which had an exercise price of C$75.00 per warrant, contributing to a cash balance of $614.3 million as at June 30, 2017. The warrants were due to expire on June 16, 2017.

Credit facilities

On March 22, 2017, the Company extended the maturity of its existing $1 billion credit facility, from November 12, 2020 to March 22, 2022.

On March 20, 2017, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. Refer to “Liquidity and Capital Resources” for details.

Dividend Increase

In Q2/2017, the Company increased its quarterly dividend by 4.5% from the previous $0.22 per share to $0.23 per share, marking the tenth consecutive annual dividend increase for Franco-Nevada shareholders.

6	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

GUIDANCE

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov. 2017 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

With a strong performance in the first half of 2017, Franco-Nevada expects to meet the higher end of its previously announced GEO guidance.

	H1/2017 Actual	2017 Guidance	2016 Actual
Mineral assets - GEO production(1),(2)	254,119 GEOs	470,000 - 500,000 GEOs	464,383 GEOs
Oil & Gas assets - Revenue(3)	$20.5 million	$35.0 million - $45.0 million	$30.1 million

(1)Of the 470,000 to 500,000 GEOs, Franco-Nevada expects to receive 335,000 to 345,000 GEOs under its various stream agreements. For the six months ended June 30, 2017, the Company has earned 178,384 GEOs from its stream agreements.

(2)In forecasting GEOs for 2017, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $17.50/oz Ag, $950/oz Pt and $750/oz Pd.

(3)In forecasting revenue from Oil & Gas assets for 2017, the WTI oil price is assumed to average $50 per barrel with a $3.50 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

We expect to fund approximately $200.0 million to $220.0 million towards the Cobre Panama precious metals stream in 2017. In Q2/2017, the Company funded $52.4 million and $102.6 million in H1/2017, for a cumulative total of $564.8 million of its $1 billion maximum commitment.

In addition, the Company estimated depletion and depreciation expense to be $265.0 million to $295.0 million for 2017. For H1/2017, depletion and depreciation expense totaled $138.7 million.

Franco-Nevada strives to generate 80% of revenue from precious metals over a long-term horizon which includes gold, silver and PGM. In the short-term, we may diverge from the long-term target based on opportunities available. With 91.7% of revenue earned from precious metals in H1/2017, the Company has the flexibility to consider diversification opportunities outside of the precious metals space and increase its exposure to other commodities.

The Gold Investment that WORKS	Franco-Nevada Corporation	7

MARKET OVERVIEW

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mineral assets when converting silver, platinum, palladium and other minerals to GEOs. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold.

The gold price performed well in the first quarter of 2017, but on average remained flat during the second quarter of 2017. While the U.S. Federal Reserve increased its benchmark interest rate twice in 2017, first in March 2017 and again in June 2017, the pace of future hikes is expected to slow down as inflation remains low. Gold prices may also benefit from the recent decline in the U.S. dollar, and as uncertainty persists while the current U.S. administration continues to advance its political and economic agenda.

Gold prices traded between $1,220/oz and $1,294/oz in Q2/2017, ending at $1,242/oz on June 30, 2017 and averaging $1,257/oz for the quarter, compared to $1,219/oz for Q1/2017, and $1,259/oz in Q2/2016. Silver prices traded between $16.22/oz and $18.56/oz, closing the quarter at $16.47/oz, and averaging $17.26/oz in Q2/2017, compared to $17.42/oz in Q1/2017 and $17.17/oz in Q2/2016.

Despite the volatile commodity prices, the Company continued to deliver strong results and significant increases in GEOs compared to Q2/2016, reflecting the performance of our mineral assets.  One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 6.2% of total revenue in Q2/2017, and 5.6% in H1/2017.

8	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

SELECTED FINANCIAL INFORMATION

	For the three months ended		For the six months ended
(in millions, except Average Gold Price,	June 30,		June 30,
GEOs, Margin and per share amounts)	2017	2016	2017	2016

Statistical Measures
Average Gold Price	$1,257	$1,259	$1,238	$1,220
GEOs sold(1)	122,541	112,787	254,119	219,408

Statement of Income and Other Comprehensive Income
Revenue	$163.6	$150.9	$336.3	$282.9
Depletion and depreciation	67.2	68.2	138.7	133.7
Cost of sales	33.9	27.7	73.8	52.1
Operating income(2)	56.0	50.6	111.2	87.5
Net income	45.6	42.3	91.2	72.3
Basic earnings per share	$0.25	$0.24	$0.51	$0.41
Diluted earnings per share	$0.25	$0.24	$0.51	$0.41

Dividends declared per share	$0.23	$0.22	$0.45	$0.43
Dividends declared (including DRIP)	$42.5	$39.3	$81.9	$77.8
Weighted average shares outstanding	181.6	177.8	180.1	175.2

Non-IFRS Measures
Adjusted EBITDA(2),(3)	$125.5	$120.5	$254.0	$224.7
Adjusted EBITDA(2),(3) per share	$0.69	$0.68	$1.41	$1.28
Margin(2),(3)	76.7%	79.9%	75.5%	79.4%
Adjusted Net Income(2),(3)	$46.1	$40.0	$90.9	$68.0
Adjusted Net Income(2),(3) per share	$0.25	$0.22	$0.50	$0.39

Statement of Cash Flows
Net cash provided by operating activities(2)	$126.5	$103.5	$246.3	$227.5
Net cash used in investing activities(2)	$(137.2)	$(28.1)	$(199.1)	$(535.0)
Net cash (used in) provided by financing activities	$332.0	$(23.8)	$301.0	$381.6

	As at	As at
	June 30,	December 31,
	2017	2016
Statement of Financial Position
Cash and cash equivalents	$614.3	$253.0
Total assets	4,655.5	4,221.6
Deferred income tax liabilities	43.6	37.5
Total shareholders’ equity	4,573.2	4,146.5
Working capital	680.8	323.6
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price tables on pages 11 and 18 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and six months ended June 30, 2017, respectively.

(2)

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income. For further information, refer to Note 16 of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017. The Company’s non-IFRS measures, as defined in the “Non-IFRS Financial Measures” section of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying business. Comparative information has been adjusted to conform to current presentation.

(3)

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

The Gold Investment that WORKS	Franco-Nevada Corporation	9

REVENUE BY ASSET

Our portfolio is well-diversified with GEOs and revenue being earned from 46 mineral assets (not including the Brucejack gold mine which commenced production in July 2017) and 61 Oil & Gas interests in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three and six months ended June 30, 2017 and 2016:

		For the three months ended		For the six months ended
(expressed in millions)		June 30,		June 30,
Property	Interest	2017	2016	2017	2016
PRECIOUS METALS
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$4.4	$7.4	$8.0	$13.2
Stillwater	NSR 5%	4.0	3.2	9.7	6.4
Gold Quarry	NSR 7.29%	4.7	3.7	7.0	6.6
Marigold	NSR 1.75-5%, GR 0.5-4%	2.8	2.9	5.5	4.5
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	3.5	2.6	5.9	5.0
Bald Mountain	NSR/GR 0.875-5%	1.1	0.5	2.2	0.8
South Arturo	GR 4-9%	3.0	—	8.3	0.1
Other		0.9	0.8	1.5	1.3
Canada
Sudbury	Stream 50%	$8.8	$8.6	$15.3	$14.4
Detour Lake	NSR 2%	3.8	3.4	7.0	6.4
Golden Highway	NSR 2-15%	2.1	2.6	4.2	4.8
Musselwhite	NPI 5%	1.2	1.1	2.1	2.1
Hemlo	NSR 3%, NPI 50%	2.9	0.7	3.9	2.5
Kirkland Lake(1)	NSR 1.5-5.5%, NPI 20%	1.0	1.3	2.1	2.5
Timmins West	NSR 2.25%	1.0	0.8	1.9	1.6
Canadian Malartic	GR 1.5%	0.6	0.9	1.0	1.1
Other		—	0.1	—	0.1
Latin America
Antapaccay	Stream (indexed)	$21.9	$24.7	$40.4	$35.9
Antamina	Stream 22.5%	13.9	15.3	30.2	36.3
Candelaria	Stream 68%	27.6	20.3	55.2	42.3
Guadalupe-Palmarejo(2)	Stream 50%	12.2	15.7	35.9	30.5
Other		0.5	0.8	1.1	1.6
Rest of World
MWS	Stream 25%	$8.6	$7.4	$17.2	$14.5
Sabodala	Stream 6%, Fixed to 2019	7.1	7.2	16.2	13.9
Subika	NSR 2%	1.4	1.1	3.4	2.1
Tasiast	NSR 2%	1.3	0.7	3.0	2.2
Karma	Stream 4.875%, Fixed to 80,625 oz	5.6	3.2	11.6	4.7
Duketon	NSR 2%	1.8	1.5	3.3	3.2
Edikan	NSR 1.5%	0.8	0.7	1.7	1.6
Other		1.8	2.0	3.5	5.0
		$150.3	$141.2	$308.3	$267.2

Other Minerals		$3.7	$1.9	$7.5	$4.3

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$6.5	$6.7	$14.8	$9.0
Midale	ORR 1.14%, WI 1.59%	0.4	0.4	0.8	0.7
Edson	ORR 15%	0.5	0.2	1.1	0.5
STACK	Effective Royalty Rate 1.61%	0.7	—	1.3	—
Midland Basin	Effective Royalty Rate 0.14%	0.7	—	0.7	—
Other		0.8	0.5	1.8	1.2
		$9.6	$7.8	$20.5	$11.4

Revenue		$163.6	$150.9	$336.3	$282.9
(1)	In October 2016, the overlying NSR on the Kirkland Lake Gold properties was reduced from 2.5% to 1.5% pursuant to Kirkland Lake’s buy-back of 1% of the NSR.

10	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

(2)	In July 2016, Coeur met its obligation to deliver 400,000 ounces under the Palmarejo agreement. Deliveries under the new Guadalupe agreement commenced in Q3/2016.

Overview of Financial Performance – Q2/2017 to Q2/2016

The prices of precious metals, oil and gas and the actual production from mineral and Oil & Gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q2/2017	Q1/2017	Q2/2016	(Q2/17-Q1/17)	(Q2/17-Q2/16)
Gold(1)	($/oz)	$1,257	$1,219	$1,259	3.1%	(0.2)%
Silver(2)	($/oz)	17.26	17.42	17.17	(0.9)%	0.5%
Platinum(3)	($/oz)	940	981	1,004	(4.2)%	(6.4)%
Palladium(3)	($/oz)	819	767	568	6.8%	44.2%

Edmonton Light	(C$/bbl)	61.71	64.82	55.09	(4.8)%	12.0%
Quality Differential	(C$/bbl)	(5.70)	(7.59)	(8.08)	(24.9)%	(29.5)%
Realized oil price	(C$/bbl)	56.01	57.23	47.01	(2.1)%	19.1%

CAD/USD exchange rate(4)		0.7437	0.7555	0.7761	(1.6)%	(4.2)%
(1)	Based on LBMA Gold Price PM Fix.
(2)	Based on LBMA Silver Price.
(3)	Based on London PM Fix.
(4)	Based on Bank of Canada noon and daily average rates.

Revenue and Gold Equivalent Ounces

Revenue for Q2/2017 was $163.6 million compared with $150.9 million for Q2/2016, an increase of 8.4%. The increase year‑over-year is due to the increase of 8.6% in GEOs sold, to 122,541 GEOs in Q2/2017, from 112,787 GEOs sold in Q2/2016. Of this $163.6 million in revenue, precious metals revenue comprised 91.9% in Q2/2017, compared to 93.6% in Q2/2016, while revenue from the Americas was 82.2% in Q2/2017, compared to 83.8% in Q2/2016. The proportion of revenue earned from precious metals assets decreased year-over-year as a result of higher Oil & Gas revenues which benefitted from higher prices and production levels, as well as the recent additions of the STACK and Midland royalty portfolios within the last year.

The Gold Investment that WORKS	Franco-Nevada Corporation	11

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended June 30, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended June 30,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	92,706	85,724	6,982	$116.5	$108.2	$8.3
Silver	18,139	18,523	(384)	22.8	23.6	(0.8)
PGM	8,801	7,053	1,748	11.0	9.4	1.6
Precious Metals - Total	119,646	111,300	8,346	150.3	141.2	9.1
Other Minerals	2,895	1,487	1,408	3.7	1.9	1.8
Oil & Gas	-	-	-	9.6	7.8	1.8
	122,541	112,787	9,754	$163.6	$150.9	$12.7
Geography
United States	19,463	16,816	2,647	$25.9	$21.2	$4.7
Canada	19,388	15,898	3,490	32.6	28.4	4.2
Latin America	60,548	60,899	(351)	76.1	76.9	(0.8)
Rest of World	23,142	19,174	3,968	29.0	24.4	4.6
	122,541	112,787	9,754	$163.6	$150.9	$12.7
Type
Revenue-based	25,638	24,018	1,620	$35.3	$30.9	$4.4
Streams	84,159	81,180	2,979	105.7	103.2	2.5
Profit-based	5,144	4,225	919	10.1	9.9	0.2
Other	7,600	3,364	4,236	12.5	6.9	5.6
	122,541	112,787	9,754	$163.6	$150.9	$12.7
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended June 30,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
United States	19,350	16,707	2,643	$24.4	$21.1	$3.3
Canada	17,097	14,919	2,178	21.4	19.4	2.0
Latin America	60,548	60,899	(351)	76.1	76.9	(0.8)
Rest of World	22,651	18,775	3,876	28.4	23.8	4.6
Precious Metals - Total	119,646	111,300	8,346	$150.3	$141.2	$9.1
Other Minerals	2,895	1,487	1,408	3.7	1.9	1.8
Oil & Gas	-	-	-	9.6	7.8	1.8
	122,541	112,787	9,754	$163.6	$150.9	$12.7
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculations of GEOs.

12	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Precious Metals

Revenue from precious metals assets was $150.3 million in Q2/2017 compared to $141.2 million in Q2/2016, reflecting 119,646 GEOs sold from precious metals assets in Q2/2017, up 7.5% from 111,300 GEOs in Q2/2016.

GEOs and revenue increases for the quarter are attributable to the following assets:

•	Candelaria - The Company sold 21,981 GEOs from its Candelaria stream, compared to 16,247 in Q2/2016, an increase which was largely expected based on the life of mine plan.
•	South Arturo - The South Arturo mine generated payments of 2,366 GEOs for which there is no comparative in Q2/2016 as South Arturo mine poured its first gold pour in August 2016.
•

Karma - The Company sold 4,453 GEOs in Q2/2017 in relation to its Karma stream, compared to 2,500 GEOs in Q2/2016. Deliveries from Karma are fixed in the initial years of the stream at a rate of 1,250 ounces per month, but include an additional quarterly delivery of 703 ounces starting in Q2/2017. Q2/2016 also only included two months of deliveries, further contributing to the year-over-year increase.

•	Hemlo - Hemlo generated payments of 2,329 GEOs, compared to 493 GEOs in Q2/2016, primarily from the Company’s NPI interest on the property.

The above increases in GEOs were partially offset by decreases in GEO deliveries compared to Q2/2016 from the following assets:

•	Guadalupe - The Guadalupe stream, which became effective in Q3/2016, delivered 9,683 GEOs in Q2/2017, compared to 12,501 GEOs under the Palmarejo agreement in Q2/2016.
•

Antapaccay - The Company sold 17,364 GEOs under its Antapaccay agreement in Q2/2017, compared to 19,581 GEOs in Q2/2016. Under the streaming agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped.

•	Goldstrike – Payments from both the NSR and NPI royalties were lower in Q2/2017 compared to Q2/2016, resulting in 2,419 fewer GEOs.

During Q2/2017, 1,389,760 ounces of silver were received from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests, of which 1,348,340 ounces were sold in the quarter. Ounces of silver sold converted to 18,139 GEOs.

The Gold Investment that WORKS	Franco-Nevada Corporation	13

Other Minerals

Other Minerals generated 2,895 GEOs and $3.7 million in revenue, compared to 1,487 GEOs and $1.9 million in revenue in Q2/2016.

Oil & Gas

Oil & Gas assets generated revenue of $9.6 million for the quarter (94% oil and 6% gas), compared to $7.8 million for the Q2/2016 (99% oil and 1% gas). Q2/2017 benefitted from an increase in production of 14.3%, coupled with higher oil prices.

Revenue from the Weyburn Unit for the quarter slightly decreased to $6.5 million (Q2/2016 - $6.7 million) with $3.7 million earned from the NRI (Q2/2016 - $4.4 million), $2.3 million earned from the working interest (Q2/2016 - $2.0 million) and $0.5 million earned from the overriding royalties (Q2/2016 - $0.3 million). Although the Weyburn NRI benefited from higher average realized prices and higher production levels, these were most than offset by higher operating and capital expenses which were 17% and 53% higher in Q2/2017 than in Q2/2016, respectively. The actual realized price from the NRI was 24% higher in Q2/2017, at C$57.48/boe, compared to C$46.48/boe for Q2/2016.

Oil & Gas revenue also included $0.7 million from each of the STACK and Midland acquisitions.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the three months ended June 30,
(expressed in millions)	2017	2016	Variance
Costs of sales	$33.9	$27.7	$6.2
Depletion and depreciation	67.2	68.2	(1.0)
Corporate administration	5.8	5.7	0.1
Business development	0.8	0.3	0.5
(Gain) loss on sale of gold bullion	(0.1)	(1.6)	1.5
	$107.6	$100.3	$7.3

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended June 30,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$29.7	$24.5	$5.2
Cost of prepaid ounces	2.3	1.7	0.6
Mineral production taxes	0.7	0.7	—
Oil & Gas operating costs	1.2	0.8	0.4
	$33.9	$27.7	$6.2

The increase in costs of sales of $6.2 million reflects the increase in stream ounces sold of 84,159 GEOs in Q2/2017 compared to 81,180 GEOs in Q2/2016. Cost of stream sales in Q2/2017 also increased due to the higher per ounce cost under the Guadalupe agreement of $800 per ounce of gold received, compared to the inflation-adjusted cost of $400 per ounce of gold under the prior Palmarejo agreement. The ongoing stream costs per ounce are either a fixed amount per ounce delivered (typically adjusted for inflation each year) or an amount based on a percentage of the spot price of gold or silver.

14	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Depletion and Depreciation

Depletion and depreciation totaled $67.2 million in Q2/2017 compared to $68.2 million in Q2/2016. Depletion from higher royalty payments and stream deliveries from Candelaria, South Arturo, and Karma were offset by lower depletion expense for the Antapaccay and Antamina assets. Depletion expense also benefitted from a lower depletion rate on the Guadalupe stream, which became effective in Q3/2016, compared to the depletion rate on the Palmarejo agreement which ended in July 2016.

The Gold Investment that WORKS	Franco-Nevada Corporation	15

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	For the three months ended June 30,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$1.1	$1.3	$(0.2)
Professional fees	0.5	0.5	—
Office costs	0.2	0.4	(0.2)
Board of Directors cost	0.9	1.1	(0.2)
Share-based compensation	1.5	1.3	0.2
Other	1.6	1.1	0.5
	$5.8	$5.7	$0.1

Corporate administration expenses, representing 3.5% of revenue for Q2/2017, remained relatively consistent with expenses incurred in Q2/2016. Board of Directors fees’ vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company. Although the Company’s share price increased both during Q2/2017 and Q2/2016, the 23% share price increase in Q2/2016 was more significant than the increase of 7% in Q2/2017, resulting in a higher mark-to-market of the deferred share unit liability in Q2/2016 compared to Q2/2017.

Business Development Expenses

Business development expenses totaled $0.8 million compared to a $0.3 million in Q2/2016. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.1 million in Q2/2017, compared to a gain of $1.6 million in Q2/2016. Gold bullion is physical ounces of gold which the Company receives as settlement from certain of its royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended June 30,
(expressed in millions)	2017	2016	Variance
Foreign exchange gain (loss)	$0.2	$—	$0.2
Other income	0.2	—	0.2
	$0.4	$—	$0.4

Foreign exchange losses and other income/expenses comprised a foreign exchange gain of $0.2 million, reflecting a weakening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended June 30,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$1.1	$0.9	$0.2
Finance Fees	—	0.1	(0.1)
	$1.1	$1.0	$0.1
Finance Expenses
Standby Charges	$0.6	$0.6	$—
Interest	—	—	—
Amortization	0.2	0.2	—
	$0.8	$0.8	$—

16	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Finance income was $1.1 million for the quarter (Q2/2016 - $1.0 million), while finance expenses were $0.8 million (Q2/2016 - $0.8 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. loan during Q2/2017. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facilities; and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facilities. In Q2/2017, the Company incurred no interest expense as it had not drawn on its credit facilities.

Income Taxes

Income tax expense for the quarter totaled $11.1 million (Q2/2016 –$11.3 million), representing a slight decrease year-over-year, and comprised a current income tax expense of $7.7 million (Q2/2016 - $11.6 million) and a deferred income tax expense of $3.4 million (Q2/2016 – deferred income tax recovery of $0.3 million).

Net Income

Net income for Q2/2017 was $45.6 million, or $0.25 per share, compared to $42.3 million, or $0.24 per share, for the same period in 2016. Adjusted Net Income was $46.1 million, or $0.25 per share, compared to $40.0 million, or $0.22 per share, earned in Q2/2016. The increase in net income and Adjusted Net Income was driven primarily by higher revenue due to a strong performance from the Company’s portfolio, namely with respect to the Candelaria, South Arturo, Karma and Hemlo assets.

The Gold Investment that WORKS	Franco-Nevada Corporation	17

Overview of Financial Performance –H1/2017 to H1/2016

The prices of precious metals, oil and gas and the actual production from mineral and Oil & Gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Annual average prices and rates		H1/2017	H1/2016	Variance %
Gold(1)	($/oz)	$1,238	$1,220	1.5%
Silver(2)	($/oz)	17.34	16.00	8.4%
Platinum(3)	($/oz)	960	959	0.1%
Palladium(3)	($/oz)	793	546	45.2%

Edmonton Light	C$/bbl	63.26	48.13	31.4%
Quality Differential	C$/bbl	(6.65)	(8.58)	(22.5)%
Realized oil price	C$/bbl	56.61	39.55	43.1%

CAD/USD exchange rate(4)		0.7496	0.7518	(0.3)%
(1)	Based on LBMA Gold Price PM Fix.
(2)	Based on LBMA Silver Price.
(3)	Based on London PM Fix.
(4)	Based on Bank of Canada noon and daily average rates.

Revenue and Gold Equivalent Ounces

Revenue in H1/2017 was $336.3 million compared with $282.9 million for the same period in 2016, an increase of 18.9%. The increase year‑over-year is due to the increase of GEOs sold to 254,119 GEOs in H1/2017, an increase of 15.8% from 219,408 GEOs sold in H1/2016, coupled with higher average precious metals prices. Of this $336.3 million in revenue, precious metals revenue comprised 91.7%, compared to 94.4% in H1/2016, while revenue from the Americas was 81.6%, compared to 82.8% in H1/2016. The proportion of revenue earned from precious metals assets decreased year-over-year as a result of higher Oil & Gas revenues which benefitted from higher prices, higher production levels, and lower capital expenditures, as well as the addition of the STACK and Midland royalty portfolios.

18	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

The following table outlines GEOs and revenue attributable to Franco-Nevada for the six months ended June 30, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the six months ended June 30,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	193,246	162,477	30,769	$239.4	$199.7	$39.7
Silver	37,885	41,150	(3,265)	47.2	50.4	(3.2)
PGM	17,025	12,249	4,776	21.7	17.0	4.7
Precious Metals - Total	248,156	215,876	32,280	308.3	267.1	41.2
Other Minerals	5,963	3,532	2,431	7.5	4.4	3.1
Oil & Gas	-	-	-	20.5	11.4	9.1
	254,119	219,408	34,711	$336.3	$282.9	$53.4
Geography
United States	39,097	31,091	8,006	$50.4	$38.1	$12.3
Canada	33,989	29,182	4,807	61.3	49.3	12.0
Latin America	130,977	119,408	11,569	162.8	146.7	16.1
Rest of World	50,056	39,727	10,329	61.8	48.8	13.0
	254,119	219,408	34,711	$336.3	$282.9	$53.4
Type
Revenue-based	51,552	47,163	4,389	$69.4	$59.6	$9.8
Streams	178,384	156,474	21,910	222.0	194.6	27.4
Profit-based	7,953	8,891	(938)	19.0	16.2	2.8
Other	16,230	6,880	9,350	25.9	12.5	13.4
	254,119	219,408	34,711	$336.3	$282.9	$53.4
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 18 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the six months ended June 30,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
United States	38,879	30,873	8,006	$48.1	$37.7	$10.4
Canada	29,749	27,171	2,578	37.5	35.5	2.0
Latin America	130,977	119,408	11,569	162.8	146.7	16.1
Rest of World	48,551	38,424	10,127	59.9	47.2	12.7
Precious Metals - Total	248,156	215,876	32,280	$308.3	$267.1	$41.2
Other Minerals	5,963	3,532	2,431	7.5	4.4	3.1
Oil & Gas	-	-	-	20.5	11.4	9.1
	254,119	219,408	34,711	$336.3	$282.9	$53.4
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 18 of this MD&A for indicative prices which may be used in the calculations of GEOs.

The Gold Investment that WORKS	Franco-Nevada Corporation	19

Precious Metals

Revenue from precious metals assets was $308.3 million in H1/2017 compared to $267.1 million in H1/2016, reflecting a  15.0% increase in GEOs from precious metals assets, from 215,876 GEOs in H1/2016 to 248,156 in H1/2017.

GEOs and revenue increases for the period are attributable to the following assets:

•

Candelaria - The Company sold 44,464 GEOs from its Candelaria stream, compared to 34,873 in H1/2016. Although the increase was largely due to the life of mine plan, the sale of 2,032 GEOs which had been delivered in Q4/2016 also contributed to the increase year-over-year.

•	South Arturo - The South Arturo mine generated payments of 6,758 GEOs, compared to 83 GEOs in H1/2016. The South Arturo mine poured its first gold pour in August 2016.
•

Karma - The Company sold 9,453 GEOs in H1/2017 in relation to its Karma stream, compared to 3,750 GEOs received and sold in H1/2016. Deliveries from Karma, which are fixed in the initial years of the stream at a rate of 1,250 ounces per month, commenced in March 2016. Additionally, starting in Q2/2017, deliveries include an additional 703 ounces per quarter. The year-over-year increase is also partly due to the sale of 1,250 ounces received in Q4/2016 which were sold in early 2017.

•

Guadalupe - The Guadalupe stream delivered 28,983 GEOs in H1/2017, compared to 25,002 GEOs under the Palmarejo agreement in H1/2016, due to higher production year-over-year and a reduction of inventory that had built up from the prior quarter.

•	Antapaccay - The Company sold 32,383 GEOs under its Antapaccay agreement in H1/2017, compared to 28,499 GEOs in H1/2016.
•	Stillwater - Stillwater generated payments of 7,849 GEOs, compared to 5,239 GEOs in H1/2016, as a result of higher platinum and palladium production in H1/2017.

The above increases in GEOs were partially offset by decreases in GEO deliveries compared to H1/2016 from the following assets:

•	Antamina – Sales from the Antamina stream decreased by 5,468 GEOs year-over-year, as 2016 was an exceptionally strong year of silver production for Antamina.
•	Goldstrike – Payments from both the NSR and NPI royalties were lower in H1/2017 compared to H1/2016, resulting in 4,268 fewer GEOs.

During the first half of 2017, 2,834,743 ounces of silver were received from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests, of which 2,734,261 ounces were sold in H1/2017. Ounces of silver sold converted to 37,885 GEOs.

Other Minerals

Other Minerals generated 5,963 GEOs and $7.5 million in revenue, compared to 3,532 GEOs and $4.4 million in revenue in H1/2016.

20	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Oil & Gas

Oil & Gas assets generated revenue of $20.5 million in H1/2017 (94% oil and 6% gas), compared to $11.4 million in H1/2016 (98% oil and 2% gas). Production for the first half of 2017 was 9.9% higher than in the same period in 2016; coupled with higher oil prices and lower capital costs from the operators.

Revenue from the Weyburn Unit in H1/2017 increased to $14.8 million (H1/2016 - $9.0 million) with $9.2 million earned from the NRI (2016 - $5.3 million), $4.7 million earned from the working interest (H1/2016 - $3.2 million) and $0.9 million earned from the overriding royalties (H1/2016 - $0.5 million). Revenue from the Weyburn NRI was higher due to the higher average realized prices, coupled with lower capital costs and higher production levels. Although operating expenses were 14% higher than in H1/2016, capital expenses were 9% lower in H1/2017 compared to H1/2016. The actual realized price from the NRI was 43% higher in H1/2017, at C$57.65/boe compared to C$40.18/boe in H1/2016.

Oil & Gas revenue in H1/2017 also included $1.3 million from the STACK acquisition, and $0.7 million from the Midland acquisition.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the six months ended June 30,
(expressed in millions)	2017	2016	Variance
Costs of sales	$73.8	$52.1	$21.7
Depletion and depreciation	138.7	133.7	5.0
Corporate administration	11.1	11.1	—
Business development	1.6	0.6	1.0
(Gain) loss on sale of gold bullion	(0.1)	(2.1)	2.0
	$225.1	$195.4	$29.7

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the six months ended June 30,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$66.1	$46.2	$19.9
Cost of prepaid ounces	4.1	3.5	0.6
Mineral production taxes	1.3	1.3	—
Oil & Gas operating costs	2.3	1.1	1.2
	$73.8	$52.1	$21.7

The increase in costs of sales of $21.7 million is largely due to the increase in stream ounces sold of 178,384 GEOs in H1/2017 compared to 156,474 GEOs in H1/2016.  Cost of stream sales in H1/2017 also reflects the higher per ounce cost under the Guadalupe agreement of $800 per ounce of gold received, compared to the inflation-adjusted cost of $400 per ounce of gold under the prior Palmarejo agreement. The ongoing stream costs per ounce are either a fixed amount per ounce delivered (typically adjusted for inflation each year) or an amount based on a percentage of the spot price of gold or silver.

The Gold Investment that WORKS	Franco-Nevada Corporation	21

Depletion and Depreciation

Depletion and depreciation totaled $138.7 million in H1/2017 compared to $133.7 million in H1/2016. The majority of the increase of $5.0 million is due to higher royalty payments and stream deliveries from Candelaria, Karma, South Arturo, and Guadalupe, partly offset by Antamina and Goldstrike. Depletion expense also benefitted from a lower depletion rate on the Guadalupe stream, which became effective in Q3/2016, compared to the depletion rate on the Palmarejo stream.

22	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	For the six months ended June 30,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$2.2	$2.8	$(0.6)
Professional fees	0.8	0.7	0.1
Office costs	0.4	0.7	(0.3)
Board of Directors costs	1.6	2.2	(0.6)
Share-based compensation	3.1	2.4	0.7
Other	3.0	2.3	0.7
	$11.1	$11.1	$—

Total corporate administration expenses, representing 3.3% of revenue in H1/2017, remained relatively consistent with expenses incurred in H1/2016. Board of Directors fees’ vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company. Although the Company’s share price increased both during H1/2017 and H1/2016, the 55% share price increase in H1/2016 was more significant than the increase of 17% in H1/2017, resulting in a higher mark-to-market of the deferred share unit liability in H1/2016 compared to H1/2017.

Business Development Expenses

Business development expenses in H1/2017 totaled $1.6 million compared to $0.6 million in H1/2016. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.1 million in H1/2017, compared to a gain of $2.1 million in H1/2016. Gold bullion is physical ounces of gold which the Company receives as settlement from certain of its royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the six months ended June 30,
(expressed in millions)	2017	2016	Variance
Foreign exchange gain (loss)	$0.7	$(0.1)	$0.8
Other income	0.4	—	0.4
	$1.1	$(0.1)	$1.2

Foreign exchange losses and other income/expenses were comprised of a foreign exchange gain of $0.7 million in H1/2017, compared to a loss of $0.1 million in H1/2016, reflecting a weakening of the U.S. dollar relative to the Canadian dollar in H1/2017. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income also includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the six months ended June 30,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$2.0	$1.8	$0.2
Finance Fees	—	0.3	(0.3)
	$2.0	$2.1	$(0.1)
Finance Expenses
Standby Charges	$1.2	$1.0	$0.2
Interest	—	0.8	(0.8)
Amortization	0.4	0.3	0.1
	$1.6	$2.1	$(0.5)

The Gold Investment that WORKS	Franco-Nevada Corporation	23

Finance income was $2.0 million in H1/2017 (H1/2016 - $2.1 million) while finance expenses were $1.6 million (H1/2016 - $2.1 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $1.0 million accrued on the Noront Resources Ltd. loan during H1/2017. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facilities; and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facilities. In H1/2017, the Company incurred no interest expense as it had not drawn on its credit facilities.

Income Taxes

Income tax expense in H1/2017 totaled $21.5 million (H1/2016 – $19.4 million), comprised of a current income tax expense of $15.5 million (H1/2016 - $17.1 million) and a deferred income tax expense of $6.0 million (H1/2016 –$2.3 million). The increase in income tax expense year-over-year reflects higher revenues earned during H1/2017 compared to H1/2016.

Net Income

Net income in H1/2017 was $91.2 million, or $0.51 per share, compared to $72.3 million, or $0.41 per share, for the same period in 2016. Adjusted Net Income was $90.9 million, or $0.50 per share, compared to $68.0 million, or $0.39 per share, earned in H1/2016. The increase in net income and Adjusted Net Income was driven primarily by higher revenue due to a strong performance from the Company’s portfolio, namely with respect to the Candelaria, South Arturo, Karma and Guadalupe assets.

SUMMARY OF QUARTERLY INFORMATION

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Margin, GEOs,	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
and per share amounts)	2017	2017	2016	2016	2016	2016	2015	2015
Revenue	$163.6	$172.7	$155.3	$172.0	$150.9	$132.0	$121.3	$103.7
Costs and expenses(2), (3)	107.6	117.5	154.9	104.5	100.3	95.0	157.6	77.6
Operating income (loss)(3)	56.0	55.2	0.4	67.5	50.6	37.0	(36.3)	26.1
Other income (expenses)(3)	0.7	0.8	8.5	(0.2)	3.0	1.1	—	(2.4)
Income tax expense (recovery)	11.1	10.4	13.4	12.9	11.3	8.1	(4.9)	8.5
Net income (loss)	45.6	45.6	(4.5)	54.4	42.3	30.0	(31.4)	15.2
Basic earnings (loss) per share	$0.25	$0.26	$(0.03)	$0.31	$0.24	$0.18	$(0.20)	$0.10
Diluted earnings (loss) per share	$0.25	$0.25	$(0.03)	$0.30	$0.24	$0.18	$(0.20)	$0.10
Net cash provided by operating activities(3)	$126.5	$119.8	$121.9	$121.6	$103.5	$124.0	$84.9	$73.0
Net cash used in investing activities(3)	(137.2)	(61.9)	(113.3)	(41.5)	(28.1)	(506.9)	(987.7)	(44.6)
Net cash provided by (used in) financing activities	332.0	(31.0)	(30.5)	(29.4)	(23.8)	405.4	445.2	(23.2)
Average Gold Price(4)	$1,257	$1,219	$1,218	$1,335	$1,259	$1,181	$1,104	$1,124
GEOs sold(5)	122,541	131,578	121,910	123,065	112,787	106,621	106,312	85,637
Adjusted EBITDA(3),(6)	$125.5	$128.5	$122.2	$142.2	$120.5	$104.4	$94.2	$77.5
Adjusted EBITDA(3),(6) per share	$0.69	$0.72	$0.69	$0.80	$0.68	$0.63	$0.60	$0.49
Margin(3),(6)	76.7%	74.4%	78.7%	82.7%	79.9%	79.1%	77.7%	74.7%
Adjusted Net Income(3),(6)	$46.1	$44.8	$42.9	$53.5	$40.0	$28.0	$23.7	$19.4
Adjusted Net Income(3),(6) per share	$0.25	$0.25	$0.24	$0.30	$0.22	$0.17	$0.15	$0.12
(1)	Sum of the quarters may not add up to yearly total due to rounding.
(2)	Includes impairment charges on royalty, stream and working interests.
(3)

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income. For further information, refer to Note 16 of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017. The Company’s non‑IFRS measures, as defined in the “Non-IFRS Financial Measures” section of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying operating business. Comparative information presented above has been adjusted to conform to current presentation.

(4)	Based on LBMA Gold Price PM Fix.
(5)

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 11 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2017, respectively.

(6)

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

24	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

BALANCE SHEET REVIEW

Summary Balance Sheet and Key Financial Metrics
(expressed in millions, except debt to equity ratio)	At June 30, 2017	At December 31, 2016
Cash and cash equivalents	$614.3	$253.0

Current assets	719.5	361.2
Non-current assets	3,936.0	3,860.4
Total assets	$4,655.5	$4,221.6

Current liabilities	38.7	37.6
Non-current liabilities	43.6	37.5
Total liabilities	$82.3	$75.1

Total shareholders’ equity	$4,573.2	$4,146.5

Total common shares outstanding	185.5	178.5
Key Financial Ratios
Working Capital	$680.8	$323.6
Debt to equity	—	—

Assets

Total assets were $4,655.5 million at June 30, 2017 compared to $4,221.6 million at December 31, 2016. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. The increase of $358.3 million in current assets as at June 30, 2017 compared to December 31, 2016 is due to proceeds of $356.4 million from the exercise of share purchase warrants which were due to expire in June 2017, net cash generated by operating activities, partly offset by the Company’s contributions of $102.6 million towards the Cobre Panama project, as well as the purchase of the Midland Basin royalty portfolios. The increase in non-current assets from these capital expenditures was partly offset by the depletion of royalty, stream and working interests.

Liabilities

Total liabilities at June 30, 2017 were $82.3 million including current and deferred income tax liabilities, an increase of $7.2 million compared to December 31, 2016, reflecting an increase in trade payables and current income tax liabilities.

As at June 30, 2017, neither the Company nor FNBC had drawn on their respective credit facility.

Shareholders’ Equity

Shareholders’ equity increased by $426.7 million as at June 30, 2017 compared to December 31, 2016, reflecting proceeds from the exercise of share purchase warrants of $356.4 million, and proceeds from the exercise of stock options of $7.8 million, net income of $91.2 million in H1/2017, partly offset by declared dividends of $81.9 million, of which $19.7 million were settled through the issuance of common shares pursuant to the Company’s DRIP.

The Gold Investment that WORKS	Franco-Nevada Corporation	25

Liquidity and Capital Resources

Cash flow generated for the three and six months ended June 30, 2017 and 2016 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions)	2017	2016	2017	2016
Cash provided by operating activities(1)	$126.5	$103.5	$246.3	$227.5
Cash used in investing activities(1)	(137.2)	(28.1)	(199.1)	(535.0)
Cash provided by (used in) financing activities	332.0	(23.8)	301.0	381.6
Effect of exchange rate changes on cash and cash equivalents	10.0	(2.1)	13.1	2.5
Change in cash and cash equivalents	$331.3	$49.5	$361.3	$76.6
(1)

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. Comparative information, including information presented in the “Quarterly Financial Information” section of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 16 of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017.

Operating Cash Flow

Cash generated by operating activities was $126.5 million and $103.5 million in Q2/2017 and Q2/2016, respectively. For the six months ended June 30, 2017 and 2016, cash generated by operating activities was $246.3 million and $227.5 million, respectively. The Company benefitted from higher gross profits due to the increase in GEOs earned in the quarter, as well as positive changes in non-cash working capital.

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. Pursuant to certain of its royalty agreements, the Company receives gold bullion as settlement for amounts which it is due. In prior periods, management had classified proceeds from the sale of such gold bullion as an investing activity based on its intention with respect to the holding period of the gold bullion. As the magnitude and frequency of trading increased over time, management determined the acquisition and subsequent sale of the gold bullion to be an operating activity. As a result, the Company has reclassified the cash proceeds from the sale of such gold bullion, and any related gain or loss arising during the holding period, to be a component of operating income and operating cash flows. Comparative information, including information presented in the “Quarterly Financial Information” section of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 16 of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017.

Investing Activities

Cash used in investing activities was $137.2 million in Q2/2017 compared to $28.1 million in Q2/2016. For the six months ended June 30, 2017 and 2016, cash used in investing activities was $199.1 million and $535.0 million, respectively. Investing activities in Q2/2017 and H1/2017 included the funding of the Cobre Panama stream of $52.4 million and $102.6 million, respectively, as well as the purchase of the Midland Basin royalty portfolios. Comparatively, investing activities in H1/2016 included the acquisition of the Antapaccay stream of $500.0 million, as well as funding of the Cobre Panama project of $37.3 million and proceeds from the sale of equity investments.

At June 30, 2017, the Company has funded a cumulative total of $564.8 million of its total $1.0 billion maximum commitment to the construction of Cobre Panama.

Financing Activities

Net cash provided by financing activities was $332.0 million in Q2/2017 and $301.0 in H1/2017, reflecting proceeds of $356.4 million from the exercise of share purchase warrants which had an exercise price of C$75.00 per warrant and were due to expire in June 2017. This inflow was partly offset by payments of cash dividends. Comparatively, net cash used in financing activities in Q2/2016 was $23.8 million, while cash provided by financing activities in H1/2016 was $381.6 million. Financing activities in the first half of 2016 included an equity issuance of 19.2 million shares completed in February 2016 resulting in net proceeds of $883.5 million, partly offset by the repayment of amounts the Company had drawn on its credit facility of $460.0 million.

26	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Capital Resources

As at June 30, 2017, our cash and cash equivalents totaled $614.3 million (December 31, 2016 - $253.0 million).  In addition, we held investments at June 30, 2017 with a combined value of $140.8 million (December 31, 2016 - $147.4 million), of which $106.7 million was held in publicly-traded equity instruments (December 31, 2016 - $114.6 million).

Further, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under our unsecured credit facility (the “Credit Facility”). Advances under the Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. At June 30, 2017, U.S. and Canadian dollar advances would bear interest at a rate of 4.45% and 2.90%, respectively, with a maturity of March 22, 2022. Funds can also be drawn using LIBOR 30-day rates plus 1.20% per annum.

In addition, on March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility. The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time before each anniversary date, up to two additional one-year extensions of the maturity.

Advances under the FNBC Credit Facility can be drawn as base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum. At June 30, 2017, advances would bear interest at a rate of 4.60%. Funds can also be drawn as LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum. The FNBC Credit Facility is subject to a standby fee of 0.27% per annum.

As at August 8, 2017, the full amount of $1.1 billion is available as neither the Company nor FNBC had drawn on their respective credit facility.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at June 30, 2017, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less,  were classified as term deposits.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and Oil & Gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q2/2017, the Canadian dollar traded in a range of $0.7276 to $0.7706, closing the quarter at $0.7706, and the Australian dollar traded between $0.7207 and $0.7723, closing the quarter at $0.7686.

Our near-term cash requirements include funding of the acquisitions of the U.S. Oil & Gas royalties in the Midland Basin and STACK shale play, commitments under the Cobre Panama stream agreement, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

The Gold Investment that WORKS	Franco-Nevada Corporation	27

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama	—	% (11)	—	% (12)	0%	$406		$6.09		n/a	45 years		2-Nov-15
Karma	4.875	% (13)	0%		0%	20	% (14)	n/a		n/a	40 years		11-Aug-14
Guadalupe	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (15)	0%		0%	20	% (16)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(17)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(18)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
(1)	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe, and Sabodala.
(2)	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
(3)	Subject to successive extensions.
(4)	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
(5)	Purchase price is 5% of the average silver price at the time of delivery.
(6)

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

(7)

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

(8)	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
(9)	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
(10)	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
(11)

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

(12)

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver.

(13)	Gold deliveries are fixed at 15,000 ounces per annum until February 28, 2021. Thereafter, percentage is 4.875%.
(14)	Purchase price is 20% of the average gold price at the time of delivery.
(15)	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
(16)	Purchase price is 20% of prevailing market price at the time of delivery.
(17)	Agreement is capped at 312,500 ounces of gold.
(18)	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above. At June 30, 2017, the Company has funded a cumulative total of $564.8 million of its $1.0 billion maximum commitment, leaving up to $435.2 million to be funded.

28	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income taxes provides guidance on the recognition of deferred tax assets. In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9 on the consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRS 15 on the consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

The Gold Investment that WORKS	Franco-Nevada Corporation	29

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2016, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of August 8, 2017, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	185,458,026
Issuable upon exercise of Franco-Nevada options(1)	1,002,010
Issuable upon vesting of Franco-Nevada RSUs	138,614
Diluted common shares	186,598,650
(1)	There were 1,002,010 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.41 to C$75.45 per share.

Franco-Nevada has not issued any preferred shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2017, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

30	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

The Gold Investment that WORKS	Franco-Nevada Corporation	31

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$45.6	$42.3	$91.2	$72.3
Income tax expense	11.1	11.3	21.5	19.4
Finance expenses	0.8	0.8	1.6	2.1
Finance income	(1.1)	(1.0)	(2.0)	(2.1)
Depletion and depreciation	67.2	68.2	138.7	133.7
Non-cash costs of sales	2.3	1.7	4.1	3.5
(Gain) on investments	—	(2.8)	—	(4.3)
Foreign exchange (gains)/losses and other (income)/expenses	(0.4)	—	(1.1)	0.1
Adjusted EBITDA	$125.5	$120.5	$254.0	$224.7
Basic weighted average shares outstanding	181.6	177.8	180.1	175.2

Basic EPS	$0.25	$0.24	$0.51	$0.41
Income tax expense	0.06	0.07	0.12	0.11
Finance expenses	0.01	—	0.01	0.01
Finance income	(0.01)	—	(0.01)	(0.01)
Depletion and depreciation	0.37	0.38	0.77	0.76
Non-cash costs of sales	0.01	0.01	0.02	0.02
(Gain) on investments	—	(0.02)	—	(0.02)
Foreign exchange (gains)/losses and other (income)/expenses	—	—	(0.01)	—
Adjusted EBITDA per share	$0.69	$0.68	$1.41	$1.28

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Margin)	2017	2016	2017	2016
Net Income	$45.6	$42.3	$91.2	72.3
Income tax expense	11.1	11.3	21.5	19.4
Finance expenses	0.8	0.8	1.6	2.1
Finance income	(1.1)	(1.0)	(2.0)	(2.1)
Depletion and depreciation	67.2	68.2	138.7	133.7
Non-cash costs of sales	2.3	1.7	4.1	3.5
(Gain) on investments	—	(2.8)	—	(4.3)
Foreign exchange (gains)/losses and other (income)/expenses	(0.4)	—	(1.1)	0.1
Adjusted EBITDA	$125.5	$120.5	$254.0	$224.7
Revenue	163.6	150.9	336.3	282.9
Margin	76.7%	79.9%	75.5%	79.4%

32	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$45.6	$42.3	$91.2	$72.3
Foreign exchange (gains)/losses and other (income)/expenses	(0.4)	—	(1.1)	0.1
(Gain) on investments	—	(2.8)	—	(4.3)
Tax effect of adjustments	0.1	0.8	—	0.6
Other tax related adjustments:
Valuation allowance	0.8	(0.6)	0.8	(0.7)
Impact of tax increases	—	0.3	—	—
Adjusted Net Income	$46.1	$40.0	$90.9	$68.0
Basic weighted average shares outstanding	181.6	177.8	180.1	175.2

Basic EPS	$0.25	$0.24	$0.51	$0.41
Foreign exchange (gains)/losses and other (income)/expenses	—	—	(0.01)	—
(Gain) on investments	—	(0.02)	—	(0.02)
Tax effect of adjustments	—	—	—	—
Other tax related adjustments:
Valuation allowance	—	—	—	—
Impact of tax increases	—	—	—	—
Adjusted Net Income per share	$0.25	$0.22	$0.50	$0.39

The Gold Investment that WORKS	Franco-Nevada Corporation	33

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian, Australian dollar and Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

34	2017 Second Quarter Management’s Discussion and Analysis	FNV TSX NYSE